[redacted]

11018686

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Wash., D.C. 20

SEC FILE NUMBER
8- 53557 -

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradebot Systems, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 NW Briarcliff Parkway, Suite 700
(No. and Street)

Kansas City	**MO**	**64114**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy D. Bannwarth **(816) 285-6400**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

11440 Tomahawk Creek Parkway	**Leawood**	**KS**	**66211**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

*AB 3/12

4/7

OATH OR AFFIRMATION

I, Timothy D. Bannwarth , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradebot Systems, Inc. as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KARA L. KOHART
Notary Public – Notary Seal
STATE OF MISSOURI
Commissioned for Platte County
My Commission Expires: 11-28-2011
ID. #07388171

Kara L. Kohart
Notary Public

Timothy D Bannwarth
Signature

Controller
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADEBOT SYSTEMS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 15,747,611
Receivables from brokers, dealers, and clearing organizations	8,026,477
Short-term investments, at fair value	55,162,091
Income taxes receivable	575,058
Prepaids and other current assets	2,005,387
TOTAL CURRENT ASSETS	81,516,624
PROPERTY AND EQUIPMENT, at cost	
Computer equipment and software	10,226,413
Aircraft	6,754,034
Office furniture and fixtures	527,721
Leasehold improvements	2,017,902
	19,526,070
Less accumulated depreciation	(8,026,415)
NET PROPERTY AND EQUIPMENT	11,499,655
INVESTMENT SECURITIES	2,775,325
OTHER ASSETS	1,845,000
TOTAL ASSETS	$ 97,636,604
LIABILITIES	
CURRENT LIABILITIES	
Accounts payable	$ 8,529,826
Due to brokers	1,536,583
Accrued expenses and other liabilities	706,146
Income taxes payable	652,000
TOTAL CURRENT LIABILITIES	11,424,555
LONG-TERM LIABILITIES	
Deferred rent liability	406,833
Tenant improvements payable	760,933
TOTAL LONG-TERM LIABILITIES	1,167,766
TOTAL LIABILITIES	12,592,321
STOCKHOLDER'S EQUITY	
COMMON STOCK, $.0001 par value, authorized shares - 50,000,000, issued and outstanding shares - 10,000,000	1,000
RETAINED EARNINGS	83,245,980
ACCUMULATED OTHER COMPREHENSIVE INCOME	1,797,303
TOTAL STOCKHOLDER'S EQUITY	85,044,283
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 97,636,604

See Notes to Financial Statements